May 8, 2003

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TRANSAMERICA INCOME SHARES, INC. ACCESSION NO.: 0000099197-03-000003 FILE NO. 333-104606 CIK NO. - 0000099197 SEC FILE NO. - 811-02273

Dear Commissioners:

         Transamerica Income Shares, Inc. (“TIS”) hereby applies under the Securities Act of 1933 for withdrawal of the N-14 filed on April 17, 2003 (File No. 333-104606; accession no. 0000099197-03-000003). This filing was filed as an N-14 due to a technician’s error, but the document contained in the filing was a proxy statement for an annual meeting and that document will be filed with the Securities and Exchange Commission under the correct submission header sometime next week.

        Thank you for your consideration of this matter. If you have any questions or comments, please do not hesitate to call me at (727) 299-1824.

Very truly yours, AEGON/Transamerica Fund Advisers, Inc. By: /s/ John K. Carter John K. Carter, Esq. Senior Vice President, General Counsel & Secretary

Cc: Curtis Young, Esq.